195 Church Street New Haven, CT 06510 www.newalliancebank.com

CONFIDENTIAL TREATMENT REQUESTED
BY NEWALLIANCE BANCSHARES, INC.

EXHIBIT A TO THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN  REQUESTED WITH RESPECT TO EXHIBIT A.

              January 22, 2008

BY U.S. MAIL AND FACSIMILE TO: (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention:          Christian Windsor
            Special Counsel

Re:	NewAlliance Bancshares, Inc. Form 10-K for December 31, 2006, filed March 1, 2007 Schedule 14A filed March 16, 20007 File Number 001-32007

Dear Mr. Windsor:

Set forth below is the response of NewAlliance Bancshares, Inc. (the "Company") to comment number 1 contained in the comment letter dated December 21, 2007 (the "Comment Letter") of the staff of the Securities and Exchange Commission with respect to the above referenced filings.  This response letter supplements the Company's correspondence to the Staff dated January 8, 2008 wherein the Company responded to the remainder of the Staff's comments.  For your convenience, we have set forth the Staff's comment in bold typeface followed by the Company's response thereto.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter (specifically, Exhibit A).  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83.  For the Staff's reference, the Company has enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operation as well as a copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

CONFIDENTIAL TREATMENT REQUESTED
BY NEWALLIANCE BANCSHARES, INC.

Schedule 14A
Compensation Discussion and Analysis, page 22

1.       It appears that your non-equity incentive program sets objective performance targets, corporate performance targets for the CEO and a mixture of corporate and individual targets for the other named executives. Please confirm that you will revise your disclosure in future filings to disclose the targeted performance and any threshold or maximum performance goals. Also, please discuss how the actual performance affected the size of any incentive compensation awarded to the named executive officer. If you determined that the performance targets were confidential due to the potential for competitive harm to NewAlliance, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, then include the analysis of the level of difficulty necessary to reach the targets contemplated by Instruction 4 in your response. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

In future filings, the Company will disclose the corporate performance measures used to assess performance and to determine awards under the Company's non-equity incentive program.  For example, the Company will disclose in its 2008 Proxy Statement that the corporate performance measure used in 2007 was based upon earnings per share (adjusted as permitted by the Compensation Committee) and will quantitatively identify the earnings per share target levels of performance (e.g.,  Superior at $.xx per share; Target at $.yy per share; and Threshold at .zz per share).

Additionally, in future filings, the Company will disclose (1) a general description of the team performance targets (as applicable) for each named executive officers whose performance targets includes team goals and (2) the percentages of corporate performance and team performance measures used in assessing performance and determining awards for each named executive officer.  For instance, in 2007, the performance of each of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officers was measured 100% on corporate performance and, with respect to the other two named executive officers, performance was measured on different percentages of corporate performance and team performance.

The Company's disclosure of team performance targets will provide the general categories in which team performance is assessed and a general description of these performance targets.  The Company has determined that a more specific and detailed disclosure of these targets (e.g., quantitative information relating to certain financial targets and qualitative information relating to certain operational targets) would result in competitive harm to the Company.  The Company has made this determination based on an evaluation of the applicable standards of confidential commercial or financial information.  Please refer to confidential attachment, Exhibit A, for the Company's analysis of competitive harm.

CONFIDENTIAL TREATMENT REQUESTED
BY NEWALLIANCE BANCSHARES, INC.

The Company's particular team performance goals have been established (and will continue to be established in future periods) to challenge certain executives by setting goals that are consistent with the Company's financial/operating goals, including any that may be publicly disclosed.  The Company believes that those particular named executive officers must continue to improve the financial and operating performance in order to achieve the targets, and that it will be difficult for them to reach the target levels.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.

Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: /s/ Merrill B. Blanksteen
Merrill B. Blanksteen
Executive Vice President and
Chief Financial Officer

cc:           Ms. Peyton R. Patterson
Chairman, President and CEO
William W. Bouton III, Esq.

CONFIDENTIAL TREATMENT REQUESTED
BY NEWALLIANCE BANCSHARES, INC.

Exhibit A

See Confidential Attachment.